October 10, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	RiverPark Funds Trust

File No. 333-227107

Pre-Effective Amendment No. 2 to N-14

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RiverPark Funds Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-14, so that it will become effective on October 22, 2018 at 9:00 am, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Elena Jacque of Blank Rome LLP at (212) 885-5436.

SEI Investments Distribution Co. (“SIDCO”) hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission’) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;
(ii)	does not relieve the SIDCO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by SIDCO as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

SEI Investments Distribution Co.

By:	/s/ John Munch
Name:	John Munch
Title:	General Counsel and Secretary